UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9699

Borden Chemicals and Plastics Limited Partnership

(Exact name of registrant as specified in its charter)

Highway 73, Geisimar, Louisiana 70734

(Address, including zip code of registrant’s principal executive offices)

(614) 225-4482

(Telephone number of registrant)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None ( Registrant’s existence as a Delaware limited partnership terminated upon the filing of a certificate of cancellation with the Delaware Secretary of State on March 14, 2003, and as of that date Registrant no longer had outstanding any securities or securities holders.)

Pursuant to the requirements of the Securities Exchange Act of 1934 Borden Chemicals and Plastics Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BORDEN CHEMICALS AND PLASTICS LIMITED PARTNERSHIP

By:	BCP Management, Inc., its General Partner

Date: March 14, 2003

By:	/s/ Robert R. Whitlow, Jr.
Vice President and Chief Financial Officer (Principal Accounting Officer & Duly Authorized Signing Officer)